Exhibit (d)(6)

Adobe Systems Incorporated 345 Park Avenue San Jose, CA 95110-2704 Phone: 408.537.6000 Fax: 408.537.4519

September 14, 2009

Brett Error

Dear Brett:

As you know, Adobe Systems Incorporated (“Adobe”) is entering into an Agreement and Plan of Merger (“Merger Agreement”) with Omniture, Inc. (the “Company”) whereby the Company will become a wholly owned subsidiary of Adobe (the “Merger”).  Adobe is extremely pleased to offer you employment with the Company effective upon the date of the closing of the Merger (the “Closing Date”) in the position of Vice President, Products and Technology Solutions, reporting to Josh James, based in Orem, Utah.  We recognize that employees are at the core of our success, and we look forward to having you join the other highly qualified and motivated individuals who work at Adobe.  If you accept this offer, and the contingencies of this offer are satisfied, your employment will be subject to the terms set forth in this letter agreement.  As a condition to Adobe entering into the Merger Agreement and in exchange for the equity awards described in this letter agreement, you agree that any existing offer letter, employment agreement, change in control or severance agreement between you and the Company will be terminated and superseded, in their entirety, by the terms of this letter agreement effective as of the Closing Date, provided, that the Amended and Restated Change of Control Agreement entered into between you and the Company (“Change of Control Agreement”) will remain in full force and effect until the second anniversary of the Closing Date.  For the purposes of the Change of Control Agreement, the Change of Control Period (within the meaning of the Change of Control Agreement) shall be extend until the second anniversary of the Closing Date, provided that, except for equity awards assumed by Adobe in connection with the transactions contemplated by the Merger Agreement, no stock options, restricted stock units or other equity awards granted by Adobe shall be deemed to be Equity Compensation Awards (within the meaning of the Change of Control Agreement).  If the Merger does not close, this offer letter will have no force or effect.

Compensation: Your base salary will be $300,000, and we expect your current responsibilities to remain largely unchanged.

Stock Options: Adobe inspires employees to contribute at peak performance and share in the success of the company. In accordance with Adobe’s Equity Granting Guidelines, you will be granted the opportunity to purchase 75,000 shares of Adobe common stock, although these shares and the price at which you would be able to purchase them are subject to final approval by the appropriate committee of the Board of Directors and to the terms of the applicable equity plan. The option price is the closing price on the option grant date as quoted on the Nasdaq Global Select Market.  Your stock options will vest with respect to 25% of the shares subject thereto on the first anniversary of the vesting measurement date and then with respect to 1/48th of the shares subject thereto monthly thereafter, subject to your continued employment through each vesting date.

Restricted Stock Units: In addition to your stock option grant, in accordance with Adobe’s Equity Granting Guidelines, Adobe will also award you 22,500 restricted stock units (RSUs) of Adobe common stock, subject to final approval by the appropriate committee of the Board of Directors and to the terms of the applicable equity plan. Shares of Adobe common stock will be issued upon vesting of the RSUs, which will occur 25% each year over a four-year period from the vesting measurement date, subject to your continued employment with the company.

Retention Restricted Stock Units: In accordance with Adobe’s Equity Granting Guidelines, you will be awarded 40,000 restricted stock units (Retention RSUs) of Adobe common stock, subject to final approval by the appropriate committee of the Board of Directors and to the terms of the applicable equity plan. Shares of Adobe common stock will be issued upon the vesting of the Retention RSUs, which will occur in two equal installments on each of the first and second anniversaries of the vesting measurement date, subject to your continued employment with Adobe.  Notwithstanding the foregoing, in the event that you become entitled to the accelerated vesting of your Equity Compensation Awards in accordance with the terms and conditions of Section 3(a) of the Change of Control Agreement, then the Retention RSUs shall immediately vest with respect to that number of Retention RSUs calculated by subtracting that number of Retention RSUs which have vested as of the date of your termination of employment from the product obtained by multiplying (i) 40,000 times (ii) a fraction, the numerator of which is the aggregate number of whole months between the vesting measurement date and the date of your termination of employment, and the denominator of which is 24.

Executive Health Program:  As an employee in a Director-level or above position, you are eligible for the Executive Health Program (EHP) to encourage you to focus on your health and well-being.  This optional program is fully funded by Adobe and provides you with a thorough and complete physical examination on an annual basis, in addition to any benefits through the Adobe medical insurance plan you select.  Participation in this program is voluntary and not part of any medical insurance plan.  If you elect to participate in this program, you may contact the Adobe HR Information Center (HRIC) at (408) 536-4357 after your hire date for details about the program and scheduling the physical examination.

Annual Incentive Plan (AIP) Bonus: You will also qualify for an Annual Incentive Plan (AIP) bonus of up to 50% of your annual base salary per year, subject to the terms and conditions of the applicable AIP.   Participating employees are eligible to receive a prorated bonus if they are employed by Adobe for the remainder of the current AIP period, the company achieves its financial targets under the plan and the eligible employees’ individual goals are achieved.  Eligibility to participate in the AIP is determined by Adobe management in its discretion from time to time as designated by Adobe in writing.

Deferred Compensation Plan (DCP): Adobe’s DCP supplements the Adobe 401(k) Retirement Savings Plan by providing an additional opportunity to tax defer a portion of income. Eligible participants may defer compensation from the following sources: base salary, commissions (if applicable), quarterly profit sharing bonus, and (AIP) bonus. As a new employee, you may join the DCP by submitting your elections within 30 days of your employment hire date with Adobe. In addition, you may be eligible to join the DCP during the designated open enrollment periods.

Benefits: Following the Closing Date, we will begin transitioning you from the Company’s benefit plans to our comprehensive benefits package, which includes your choice of medical and dental plans, vision care, life insurance and disability coverage as well as health care, dependent care reimbursement accounts, and much more. The timing of this transition will be communicated to you following the Closing Date.  You may also participate in Adobe’s Employee Stock Purchase Plan. A benefit summary outlining all of our benefits will be delivered to you as we approach the Closing Date.

401(k) Plan: Within approximately 60 days following your hire date, you will automatically be enrolled in Adobe’s 401(k) Retirement Savings Plan at a pre-tax contribution rate of 6%. This amount will be deducted from each of your paychecks and invested on your behalf, along with a company matching component, in a Vanguard® Target Retirement Fund based on your age. You can, however, elect to modify the terms of your enrollment or opt out of participation. You will receive a letter from Vanguard following your hire date with more information regarding Adobe’s 401(k) Plan and the auto-enrollment program.

Additional Contingencies: This offer is contingent upon successful completion of a background check.

You must sign the Employee Inventions and Proprietary Rights Assignment Agreement and a Non-Competition and Non-Solicitation Agreement as a condition of your employment. The Employee Inventions and Proprietary Rights Assignment Agreement require you to promise that you will not violate any existing agreements between you and your current or former employers.  It is your responsibility to ensure that (i) joining Adobe will itself not violate any existing agreement between you and any current or former employer, or any other party, and (ii) during the course of your employment with Adobe, you will not violate any agreement that you may have with your current or former employers, or any other party, including any agreement not to compete with your current or former employer or not to solicit any employees, contractors, or customers of your current or former employer.  The Non-Competition and Non-Solicitation Agreement will require you to promise that you will not compete with Adobe and its affiliates, directly or indirectly, within the restricted territory described in the agreement and that you will not solicit any customers or employees of Adobe or its affiliates during your employment with Adobe and for a period of eighteen to twenty-four months following the termination of your employment.

This offer is also contingent upon your providing us with the information requested in the Export Control Questionnaire within seven days of receipt of this offer to allow us to determine if you require an export license. If so, this offer is contingent upon the receipt of any export license or any other approval that may be required under the United States export control laws and regulations.

In accordance with the requirements of the Immigration Reform and Control Act of 1986, you will be required to provide verification of your identity and legal right to work in the United States.   In addition, Adobe participates in the E-Verify program, and therefore will initiate this inquiry with the United States Citizenship and Immigration Services upon your date of hire; you must satisfy the requirements of this program.  For more information on this program, please refer to our website at:  www.adobe.com/e-verify.

Employment with Adobe is at-will and is for no specified period and may be terminated by you or the company at any time, for any reason or no reason. This letter, along with any agreements relating to proprietary rights or non-competition and non-solicitation between you and Adobe, set forth the terms of your employment with Adobe and supersede any prior representations or agreements, whether written or oral, including, without limitation, any offer letter, employment agreement, change in control agreement or severance agreement between you and the Company.  Notwithstanding the foregoing, your Change of Control Agreement, as modified under this letter agreement, will remain in full force and effect until the second anniversary of the Closing Date.  This letter may not be modified or amended except by a written agreement, signed by Adobe and by you, provided, however, that Adobe may, in its sole discretion, modify your compensation and/or benefits from time to time, subject to any applicable laws and the terms of its compensation and benefits plans.

Upon acceptance of this offer, please sign and return this letter and the enclosed documents to Donna Morris ASAP. We appreciate the prompt return of the requested documents. If you have any questions regarding the details of this offer, please contact me.

Brett, welcome to the Adobe team. We’re proud of the energizing culture and environment here, including ten years on Fortune magazine’s “100 Best Companies to Work For” list.  We look forward to your contributions to Adobe’s ongoing success.

Sincerely,

Shantanu Narayen

President and Chief Executive Officer

I accept this offer and I understand that I am required to sign and return the enclosed Employee Inventions and Proprietary Rights Assignment Agreement, Non-Competition and Non-Solicitation Agreement and the Export Control Questionnaire before starting employment with Adobe Systems.

/s/ Brett Error
Signature
September 15, 2009
Accept Date

Start Date

Enclosures:

Employee Inventions and Proprietary Rights Assignment Agreement

Non-Competition and Non-Solicitation Agreement

Export Control Questionnaire

cc: Human Resources